SECURITI[illegible]ISSION

04013219

OMB APPROVAL
OMB Number: 3235-1023
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

ANNUAL AUD[illegible]RT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00875~~ 8-00075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Shelby Cullom Davis & Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Warren Rosanoff (212) 207-3500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

SHELBY CULLOM DAVIS & CO., L.P.
(SEC I.D. No. 8-00875)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

SHELBY CULLOM DAVIS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 261,617
RECEIVABLE FROM BROKERS	269,299
DEPOSITS WITH CLEARING ORGANIZATIONS	57,638
SECURITIES OWNED, AT FAIR VALUE:	
Marketable	3,084,532,274
Not readily marketable	22,545,607
DIVIDEND AND INTEREST RECEIVABLE	386,407
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation of $1,445,611	280,220
OTHER ASSETS	6,993,562
TOTAL ASSETS	$3,115,326,624

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities loaned	$ 699,934,800
Bank loan	38,679,000
Payable to brokers and dealers	754,568
Accounts payable and accrued expenses	9,389,551
Total liabilities	748,757,919
PARTNERS' CAPITAL	2,366,568,705
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$3,115,326,624

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Shelby Cullom Davis & Co., L.P. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934, trading primarily in equity securities. Proprietary transactions are cleared through another broker dealer and all customer transactions are cleared through the same broker dealer on a fully disclosed basis.

Furniture and Equipment - Furniture and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates - The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2003. Actual amounts could materially differ from the estimates included in the statement of financial condition.

Securities Owned - Proprietary securities are recorded on a trade date basis. Marketable securities are presented at fair value. Fair value is generally based on quoted market prices.

Securities Loaned - Securities loaned are recorded at the amount of cash collateral received. The Company receives cash collateral in an amount approximating the market value of securities loaned. The Company monitors the market value of securities loaned on a daily basis, with additional cash collateral obtained or refunded as necessary.

Encumbered Securities - Encumbered securities amount to approximately $783 million, of which approximately $700 million are encumbered in connection with securities loaned transactions and approximately $83 million are encumbered in connection with bank loan activities.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Unincorporated Business Tax - As a partnership, the Company itself is not liable for federal or state income taxes. Each partner is responsible to report separately their distributive share of Company income or loss. The Company is subject to New York City Unincorporated Business Tax.

2. SECURITIES OWNED

Securities owned consist of investments, at fair values, as follows:

Marketable:	
Money Market Funds	$ 359,848,165
Equity Funds	1,775,258,617
Equity Securities	947,754,442
Fixed Income Securities	1,671,050
Total	3,084,532,274
Not Readily Marketable:	
Investment Partnerships	22,545,607
Total Securities Owned	$3,107,077,881

Approximately $2.1 billion are invested in Equity and Money Market Funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities, are held at the Depository Trust Company.

Securities not readily marketable include investments in a number of limited partnerships, of which $5.9 million is managed by a related party. The fair value of not readily marketable securities is based on estimates provided by the limited partnerships and could differ significantly from the value disclosed in the Statement of Financial Condition.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored.

3. BANK LOAN

Bank loan consists of money borrowed from a financial institution, due on demand, with interest at variable rates (approximately 1.34% at December 31, 2003). This loan is collateralized by marketable equity securities, valued at approximately $83 million at December 31, 2003.

The Company has committed credit lines currently totaling $50,000,000, which may be utilized through issuances of letters of credit or through direct borrowings.

4. SECURITIES LOANED

The Company has a securities lending agreement with another broker dealer. Under the agreement, the maximum balance of the securities loaned is $700 million. The counterparty has the right to rehypothecate such securities. The Company receives a fee for the use of its securities and pays a rebate on the cash collateral based on the federal funds rate.

The stock loan agreement mentioned above contains various financial covenants, including maintenance of $1.0 billion of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 (see Note 5).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregated debit items computed in accordance with the formula for determination of reserve requirements (SEC Rule 15c3-3). At December 31, 2003, the Company had net capital as defined of approximately $1.9 billion, which exceeded its minimum requirement by approximately $1.9 billion.

6. UNINCORPORATED BUSINESS TAX

The company provides for Unincorporated Business Tax (UBT) for income derived from business activities conducted in New York City.

The Company has a deferred tax asset of approximately $270,000, which primarily relates to deferred compensation. A full valuation allowance has been provided against the deferred tax asset as management is of the opinion that it is more likely than not that these benefits will not be realized.

7. COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancellable operating lease for office space in New York City. The lease commenced January 1, 1995, expires October 31, 2005 and is subject to escalation based upon increases in operating expenses and real estate taxes.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 436,749
2005	363,958
Total	$ 800,707

The Company subleases a portion of its office space to an affiliate.

Future minimum annual sublease income as of December 31, 2003 is as follow:

Year Ending December 31,	
2004	$ 273,471
2005	227,893
Total	$ 501,364

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities loaned in compliance with internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of all customers.

The Company receives cash collateral approximating the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices. The Company seeks to control this risk by monitoring on a daily basis the sufficiency of cash collateral held and requesting additional cash collateral when necessary.

The Company, may at times, maintain significant securities positions which are subject to fluctuations in market value. In order to control this risk, security positions are monitored on at least a daily basis.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, a New York Stock Exchange member firm, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of clearing brokers for the settlement of proprietary transactions. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company has cash at a bank which at times may be in excess of FDIC insured limits and is exposed at that time to the credit risk resulting from this concentration of cash.

9. DEFINED CONTRIBUTION PLANS

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company matches contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits.

The Company has also established executive deferred compensation plans for certain individuals. Participants are immediately vested and will be paid the balance of their account at the individual's election. The plan participants have to pursue their rights as general creditors should the Company become insolvent. The value of the plan assets at December 31, 2003 approximates $6,932,000 and is included in other assets and the liability to the participants is included in accrued expenses and other liabilities.

10. MANAGEMENT AND ADVISORY SERVICES

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated by an incentive structure based on agreements that are in place between the Company and the parties providing the service.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Shelby Cullom Davis & Co., L.P.
609 Fifth Avenue
New York, New York 10017

Gentlemen:

In planning and performing our audit of the financial statements of Shelby Cullom Davis & Co., L.P. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 25, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effects, if any, of the condition indicated above, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP